Exhibit 99.1

ALTAGAS ANNOUNCES ITS 2019 BALANCED FUNDING PLAN, INCLUDING FINANCIAL OUTLOOK AND CAPITAL PLAN

Incoming President and CEO outlines near-term priorities to drive performance, fund growth and de-lever company

Calgary, Alberta (December 13, 2018)

AltaGas Ltd. (AltaGas) (TSX: ALA) today announced the details of its balanced funding plan and outlook for 2019. The plan outlines measures to regain financial strength and flexibility to fund future growth opportunities aligned with the Company’s focus on Midstream and U.S. Utilities.

The Company’s balanced funding plan has been designed to optimize per share cash flow and earnings growth by taking advantage of capital investment and growth opportunities in Midstream and U.S. Utilities, enhancing the value of its asset footprint and improving credit metrics. Through a combination of levers, including asset sales, a focused approach to strategic capital allocation and a reset of the dividend payout, the plan accelerates the de-leveraging of the balance sheet and ensures the Company is well-positioned for future growth.

“My long-term objective is to drive operational excellence, achieve superior returns on invested capital in our midstream business, and enhance our return across our utilities,” said Randy Crawford, President and Chief Executive Officer, AltaGas. “My more immediate focus is to de-lever the balance sheet, create financial flexibility, improve our credit metrics and achieve a self-funded capital plan.

“It is clear to me that AltaGas has premier assets in strategically located markets across North America,” continued Mr. Crawford. “We need to ensure these assets, combined with capital discipline and a keen focus on delivering timely and superior returns, not only begin to meet our stakeholders’ expectations, but exceed them. The plan that we are outlining today is the first step in my mandate. In the weeks and months to come, I expect to provide further clarity on the long-term growth and performance of AltaGas.”

AltaGas will further delineate its plans which are designed to regain its financial strength, position the Company to deliver on its long-term strategy and drive growth, on its conference call today.

The key areas of focus include:
(all financial figures are unaudited and in Canadian dollars unless otherwise noted)

•                  Solid business outlook with anticipated 2019 normalized earnings before interest, taxes, depreciation and amortization (normalized EBITDA1) in the range of $1.2 - $1.3 billion and normalized Funds from Operations (normalized FFO1) of $850 - $950 million.

•                  Prudent capital allocation of approximately $1.3 billion in 2019 in primarily Midstream and U.S. Utilities projects with strong risk-adjusted returns and near-term contributions to per share normalized FFO and normalized Earnings Per Share (EPS).

1  Non-GAAP measure; see discussion in the advisories of this news release

•                  A comprehensive review of the dividend policy has been completed by the Board of Directors, and approval has been secured to reset the monthly dividend to $0.08 per common share or $0.96 per common share annually, to improve financial strength and ensure greater funding flexibility. This represents a 56 percent reduction.

•                  Balanced funding plan designed to maintain an investment grade credit rating.

•                  The combination of asset sales, repayment of the bridge facility and securing additional credit facilities will provide AltaGas with ample liquidity and financial flexibility. The balance of the bridge facility is expected to be refinanced with a new US$1.2 billion revolving credit facility by year end.

•                  With asset sales of $3.79 billion to-date, the Company intends to complete additional asset sales of approximately $1.5 - $2.0 billion in 2019.

Asset Sale Phases	Sales Proceeds ($ billions)	Identified Assets
Phase 1	$2.4	• Northwest Hydro Facilities (35%) • Non-Core Gas and Power[2] • ACI IPO
Phase 2	$1.39	• Northwest Hydro Facilities (Approximate 55%)[3]
Phase 3	~$1.5 - $2.0	• Targeted additional asset sales to be completed in 2019

1 Before transaction costs.
2 The sale of certain non-core Gas assets to be completed upon receipt of final approval by the National Energy Board.
3 Subject to third party consents and regulatory approval

Asset Monetization

In a continuation of its asset monetization strategy, AltaGas announced today that it has reached an agreement for the sale of its remaining indirect equity interest of approximately 55 percent in the Northwest Hydro Facilities for approximately $1.39 billion. The valuation achieved for such interest is largely in line with the valuation of the 35 percent interest sold in June 2018.

This sale of AltaGas’ interest in the Northwest Hydro Facilities has been entered into with a joint venture company that is controlled by Axium Infrastructure Inc., as manager of Axium Infrastructure Canada II Limited Partnership, and Manulife Financial Corporation.

TD Securities Inc., J.P. Morgan and RBC Capital Markets are acting as joint financial advisors to AltaGas in connection with this transaction.

Capital Plan

The Company’s 2019 capital investment plan of approximately $1.3 billion is comprised primarily of projects that will deliver strong organic growth in its Midstream and U.S. Utilities segments, with strong risk-adjusted returns and near-term contributions to normalized per share FFO and EPS, and normalized EBITDA. Capital investment will be funded through a combination of asset sales, cash from operations, the dividend reinvestment plan, existing financial capacity and select future debt and hybrid equity capital market issuances.

Consistent with AltaGas’ focus on Midstream and U.S. Utilities, the components of the 2019 capital plan include:

Segment	% Total Capital	Identified Projects
Utilities	60 - 65%

•                  approved system betterment across all utilities

•                  accelerated pipe replacement programs in Virginia, Maryland,
Washington D.C. and Michigan

•                  new customer additions

•                  Marquette Connector Pipeline in Michigan

Midstream	35 - 40%	• Ridley Island Propane Export Terminal (RIPET) • Townsend Expansion • Aitken Creek integrated development project • North Pine — Train 2 • Central Penn Pipeline Expansion • Mountain Valley Pipeline
Power	<5%	• select smaller investments in distributed generation and potential energy storage projects across the United States

Dividend Policy Review

A comprehensive review of the dividend has been completed and the Board of Directors has approved a reset of the dividend to improve financial strength and ensure greater funding flexibility. The Board has declared a January dividend of $0.08 per common share, which equates to $0.96 annually. This represents a 56 percent reduction.

The Company anticipates the reset will have a significant impact on its financial flexibility and credit profile through 2023, ultimately resulting in an additional approximate $1.3 billion in anticipated retained cash dividends, over that period, which provides an efficient source of funding to de-lever and fund growth.

“The Board’s decision to decrease the dividend was an extremely difficult one,” said David Cornhill, Chairman of the Board, AltaGas. “After a comprehensive review of all of the component parts of our balanced funding plan, inclusive of AltaGas’ future outlook and capital requirements, resetting the dividend was necessary to ensure the stability and sustainability of the program moving forward. This action also improves our financial strength and funding flexibility.”

The dividend declared on December 12, 2018 will be paid on January 15, 2019 to common shareholders of record on December 27, 2018. The ex-dividend date is December 24, 2018. The amount of the monthly dividend will be $0.08 for each common share. This dividend is an eligible dividend for Canadian income tax purposes.

In a decision to minimize equity and reduce the cost of capital, on October 30, 2018 AltaGas’ Board of Directors announced the suspension of the Premium Dividend™ Component of the Premium Dividend™, Dividend Reinvestment and Optional Cash Purchase Plan effective December 18, 2018. The dividend to be paid on January 15, 2019 will not be eligible for the Premium Dividend™ Component of the Premium Dividend™, Dividend Reinvestment and Optional Cash Purchase Plan.

2019 Financial & Operational Outlook

AltaGas expects 2019 normalized EBITDA in the range of $1.2 - $1.3 billion and anticipated normalized FFO of $850 - $950 million.

The Utilities segment is anticipated to deliver approximately $650 - $700 million in normalized EBITDA, the Midstream segment approximately $450 - $520 million and the Power segment approximately $140 - $180 million. Corporate costs are expected to be approximately $30 - $40 million. The ranges noted above are before asset sales with the exception that the Power segment factors in the impact of the Northwest Hydro Facilities asset sale. The EBITDA impact of the remaining asset sales is expected to be in the range of $50 - $100 million.

Normalized 2019 EBITDA Outlook	2019E	% of Segmented EBITDA	Growth Drivers
Utilities	$650 - 700	51%	Full year of WGL Utility capital and rate base growth
Midstream	450 - 520	37%	Full year of WGL (Central Penn, Stonewall pipelines) RIPET and new Canadian assets into service WGL Midstream assets into service (Mountain Valley Pipeline)
Power[1]	140 - 180	12%	Full year of WGL Northwest Hydro Facilities asset sale
Total Segmented EBITDA	$1,240 - 1,400
Corporate	(30 - 40)
Asset Sales	(50 - 100)		Asset sales expected to close in 2019
TOTAL	$1,200 - $1,300

1 Factors in the impact resulting from the Northwest Hydro Facilities asset sale.

The primary drivers of normalized EBITDA growth in 2019 include:

•                  a full-year of earnings from WGL;

•                  critical Canadian assets including the Ridley Island Propane Export Terminal, and WGL Midstream assets coming into service;

•                  offset by phase one asset sales completed in 2018, and phase two and three asset sales expected to be completed in 2019.

Conference Call and Webcast Details

AltaGas will hold a conference call today at 7:00 a.m. MT (9:00 a.m. ET) to discuss the 2019 outlook, balanced funding plan, capital plan and update on other strategic and operational items including the dividend policy and asset sales. The call will be led by Randy Crawford, Chief Executive Officer and Tim Watson, Executive Vice President and Chief Financial Officer.

Members of the investment community and other interested parties may dial 1-647-427-7450 or toll free at 1-888-231-8191. Please note that the conference call will also be webcast. To listen, please go to http://www.altagas.ca/invest/events-and-presentations. The webcast will be archived for one year.

Shortly after the conclusion of the call, a replay will be available commencing at 12:00 p.m. MT (2:00 p.m. ET) on December 13, 2018 by dialing 403-451-9481 or toll free 1-855-859-2056. The passcode is 6694687. The replay will expire at 9:59 p.m. MT (11:59 p.m. ET) on December 20, 2018.

About AltaGas

AltaGas is an energy infrastructure company with a focus on midstream, regulated utilities and power. AltaGas creates value by growing and optimizing its energy infrastructure, including a focus on clean energy sources. For more information visit: www.altagas.ca.

Investment Community 1-877-691-7199 investor.relations@altagas.ca	Media 403-691-7197 media.relations@altagas.ca

FORWARD-LOOKING INFORMATION

This news release contains forward-looking information (forward-looking statements). Words such as “may”, “can”, “would”, “could”, “should”, “will”, “intend”, “plan”, “anticipate”, “believe”, “aim”, “seek”, “propose”, “contemplate”, “estimate”, “focus”, “strive”, “forecast”, “expect”, “project”, “target”, “potential”, “objective”, “continue”, “outlook”, “vision”, “opportunity” and similar expressions suggesting future events or future performance, as they relate to AltaGas or any affiliate of AltaGas, are intended to identify forward-looking statements. In particular, this news release contains forward-looking statements with respect to, among other things, business objectives, expected growth, results of operations, performance, business projects and opportunities and financial results.  Specifically, such forward-looking statements included in this document include, but are not limited to, statements with respect to the following: expected performance, growth, funding and deleveraging of AltaGas; anticipated optimization of per share cash flow and earnings growth; expected provision of additional clarity on long term growth and performance; expected further asset sales, proceeds and use of proceeds, including deleveraging, funding growth and eliminating short term equity requirements; expected liquidity and financial flexibility; expected maintenance of investment grade credit rating; expected additional credit facilities; expected repayment of the bridge facility; expected 2019 capital spending and allocation, including by segment and project; expected projects; expectation that Midstream and U.S. Utilities projects will have strong risk adjusted returns and near term contributions to normalized FFO and normalized EBITDA; expected impact of the dividend reset; expected 2019 normalized EBITDA, normalized FFO and normalized FFO per share; expected sale of and proceeds from the sale a 55% indirect equity interest in the Northwest Hydro Facilities; expected EBITDA impact from the asset sales; expected funding sources for 2019 capital investment; expected future debt and hybrid equity capital market issuances; expectation that near-term equity requirements will be eliminated; expected benefits of the dividend cut, including expected impact on financial flexibility and credit profile; expected retained dividends as a result of the dividend reset; expectation that the dividend will be within 2019 earnings; expected stability and sustainability of the dividend program; expected 2019 normalized EBITDA by segment and expected growth drivers; and expected in service timing for RIPET and WGL midstream investments.

AltaGas’ forward-looking statements are subject to certain risks and uncertainties which could cause results or events to differ from current expectations, including, without limitation: access to and use of capital markets; market value of AltaGas’ securities; AltaGas’ ability to pay dividends; AltaGas’ ability to service or refinance its debt and manage its credit rating and risk; prevailing economic conditions; potential litigation; AltaGas’ relationships with external stakeholders, including Aboriginal stakeholders; volume throughput and the impacts of commodity pricing, supply, composition and other market risks; available electricity prices; interest rate, exchange rate and counterparty risks; the Harmattan Rep agreements; legislative and regulatory environment; underinsured losses; weather, hydrology and climate changes; the potential for service interruptions; availability of supply from Cook Inlet; availability of biomass fuel; AltaGas’ ability to economically and safely develop, contract and operate assets; AltaGas’ ability to update infrastructure on a timely basis; AltaGas’ dependence on certain partners; impacts of climate change and carbon taxing; effects of decommissioning, abandonment and reclamation costs; impact of labour relations and reliance on key personnel; cybersecurity risks; risks associated with the financing of the WGL acquisition and the underlying business of WGL; and the other factors discussed under the heading “Risk Factors” in AltaGas’ AIF for the year ended December 31, 2017.

Many factors could cause AltaGas’ or any particular business segment’s actual results, performance or achievements to vary from those described in this news release, including, without limitation, those listed above and the assumptions upon which they are based proving incorrect. These factors should not be construed as exhaustive. Should one or more of these risks or uncertainties materialize, or should assumptions underlying forward-looking statements prove incorrect, actual results may vary materially from those described in this news release as intended, planned, anticipated, believed, sought, proposed, estimated, forecasted, expected, projected or targeted and such forward-looking statements included in this news release, should not be unduly relied upon. The impact of any one assumption, risk, uncertainty or other factor on a particular forward-looking statement cannot be determined with certainty because they are interdependent and AltaGas’ future decisions and actions will depend on management’s assessment of all information at the relevant time. Such statements speak only as of the date of this news release. AltaGas does not intend, and does not assume any obligation, to update these forward-looking statements except as required by law. The forward-looking statements contained in this news release are expressly qualified by these cautionary statements.

Financial outlook information contained in this news release about prospective financial performance, financial position or cash flows is based on assumptions about future events, including economic conditions and proposed courses of action, based on management’s assessment of the relevant information currently available. Readers are cautioned that such financial outlook information contained in this news release should not be used for purposes other than for which it is disclosed herein.

This news release contains references to certain financial measures that do not have a standardized meaning prescribed by GAAP and may not be comparable to similar measures presented by other entities. The historic non-GAAP measures and their reconciliation to GAAP financial measures are shown in AltaGas’ Management’s Discussion and Analysis (MD&A) as at and for the nine months ended September 30, 2018. These non-GAAP measures provide additional information that management believes is meaningful regarding AltaGas’ operational performance, liquidity and capacity to fund dividends, capital expenditures, and other investing activities. The specific rationale for and incremental information associated with each non-GAAP measure is discussed in AltaGas’ MD&A as at and for the nine months ended September 30, 2018. Readers are cautioned that these non-GAAP measures should not be construed as alternatives to other measures of financial performance calculated in accordance with GAAP.

Normalized EBITDA, as disclosed in AltaGas’ most recent quarterly results, includes additional adjustments for unrealized gains (losses) on risk management contracts, realized loss on foreign exchange derivatives, gains (losses) on investments, transaction costs related to acquisitions, merger commitment costs, gains (losses) on the sale of assets, provisions on assets, accretion expenses related to asset retirement obligations and the Northwest Transmission Line liability, foreign exchange gains, distributed generation asset related investment tax credits, non-controlling interest of certain investments to which Hypothetical Liquidation at Book Value (HLBV) accounting is applied, and changes in fair value of natural gas optimization inventory. AltaGas presents normalized EBITDA as a supplemental measure. Normalized EBITDA is frequently used by analysts and investors in the evaluation of entities within the industry as it excludes items that can vary substantially between entities depending on the accounting policies chosen, the book value of assets and the capital structure.

Normalized funds from operations, as disclosed in AltaGas’ most recent quarterly results, is used to assist management and investors in analyzing the liquidity of the Corporation without regard to changes in operating assets and liabilities in the period and non-operating related expenses (net of current taxes) such as transaction and financing costs related to acquisitions. Funds from operations are calculated from the Consolidated Statement of Cash Flows and are defined as cash from operations before net changes in operating assets and liabilities and expenditures incurred to settle asset retirement obligations. Management uses this measure to understand the ability to generate funds for capital investments, debt repayment, dividend payments and other investing activities. Funds from operations and normalized funds from operations as presented should not be viewed as an alternative to cash from operations or other cash flow measures calculated in accordance with GAAP.